UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2014

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. Consolidated Financial Statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 11, 2014

Item 1

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Buenos Aires, Argentina
March 11, 2014

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2013, 2012 and 2011
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2013	2012	2011
Sales by Company-operated restaurants	$3,859,883	$3,634,371	$3,504,128
Revenues from franchised restaurants	173,427	163,023	153,521
Total revenues .	4,033,310	3,797,394	3,657,649

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,350,515)	(1,269,146)	(1,216,141)
Payroll and employee benefits	(814,112)	(753,120)	(701,278)
Occupancy and other operating expenses	(1,055,188)	(984,004)	(918,102)
Royalty fees	(188,885)	(180,547)	(170,400)
Franchised restaurants – occupancy expenses	(63,273)	(56,057)	(51,396)
General and administrative expenses	(317,745)	(314,619)	(334,914)
Other operating expenses, net	(15,070)	(3,261)	(14,665)
Total operating costs and expenses	(3,804,788)	(3,560,754)	(3,406,896)
Operating income	228,522	236,640	250,753
Net interest expense	(88,156)	(54,247)	(60,749)
Loss from derivative instruments	(4,141)	(891)	(9,237)
Foreign currency exchange results	(38,783)	(18,420)	(23,926)
Other non-operating (expenses) income, net	(848)	(2,119)	3,562
Income before income taxes	96,594	160,963	160,403
Income tax expense	(42,722)	(46,375)	(44,603)
Net income	53,872	114,588	115,800
Less: Net income attributable to non-controlling interests	(18)	(256)	(271)
Net income attributable to Arcos Dorados Holdings Inc.	$53,854	$114,332	$115,529

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.26	$0.55	$0.54
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.26	0.55	0.54

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2013, 2012 and 2011
Amounts in thousands of US dollars

	2013	2012	2011

Net income	$53,872	$114,588	$115,800

Other comprehensive income (losses), net of tax:

Foreign currency translation	(60,821)	(8,104)	(50,826)
Unrecognized prior service cost of post-employment benefits:
Unrecognized prior service cost (net of $624 of income taxes)	-	(1,213)	-
Reclassification adjustment for net losses included in net income (net of $197 of income taxes)	382	-	-
Unrecognized prior service cost of post-employment benefits	382	(1,213)	-
Unrealized results on cash flow hedges:
Unrealized net gains (losses) on cash flow hedges (net of $nil of income taxes)	537	(4,195)	131
Plus: reclassification adjustment for net (gains) losses included in net income (net of $nil of income taxes)	(164)	3,101	451
Unrealized results on cash flow hedges	373	(1,094)	582
Total other comprehensive losses	(60,066)	(10,411)	(50,244)
Comprehensive (loss) income	(6,194)	104,177	65,556
Plus (Less): Comprehensive expense (income) attributable to non-controlling interests	134	(277)	248
Comprehensive (loss) income attributable to Arcos Dorados Holdings Inc.	$(6,060)	$103,900	$65,804

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2013, 2012 and 2011
Amounts in thousands of US dollars

ASSETS	2013	2012
Current assets
Cash and cash equivalents	$175,648	$184,851
Accounts and notes receivable, net	110,696	105,019
Other receivables	136,577	131,747
Inventories	105,421	54,824
Prepaid expenses and other current assets	109,144	101,148
Derivative instruments	-	1,731
Deferred income taxes	27,974	22,178
McDonald’s Corporation’s indemnification for contingencies	991	-
Total current assets	666,451	601,498

Non-current assets
Miscellaneous	91,924	59,304
Collateral deposits	5,325	5,325
Property and equipment, net	1,244,311	1,176,350
Net intangible assets and goodwill	70,375	67,271
Deferred income taxes	97,687	133,708
Derivative instruments	490	-
McDonald’s Corporation’s indemnification for contingencies	3,696	5,707
Total non-current assets	1,513,808	1,447,665
Total assets	$2,180,259	$2,049,163
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$311,060	$244,365
Royalties payable to McDonald’s Corporation	30,663	29,278
Income taxes payable	29,906	21,051
Other taxes payable	107,586	104,662
Accrued payroll and other liabilities	141,970	150,690
Provision for contingencies	1,748	507
Interest payable	21,899	21,567
Short-term debt	7,549	568
Current portion of long-term debt	4,727	1,634
Derivative instruments	2,048	3,952
Total current liabilities	659,156	578,274

Non-current liabilities
Accrued payroll and other liabilities	35,446	40,115
Provision for contingencies	13,074	20,092
Long-term debt, excluding current portion	771,171	649,968
Derivative instruments	-	5,397
Deferred income taxes	6,113	9,007
Total non-current liabilities	825,804	724,579
Total liabilities	1,484,960	1,302,853
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 129,867,426 shares issued and outstanding at December 31, 2013; 129,529,412 shares issued and outstanding at December 31, 2012	358,820	351,654
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2013 and 2012	132,915	132,915
Additional paid-in capital	17,250	18,634
Retained earnings	404,287	400,761
Accumulated other comprehensive losses	(218,735)	(158,821)
Total Arcos Dorados Holdings Inc. shareholders’ equity	694,537	745,143
Non-controlling interests in subsidiaries	762	1,167
Total equity	695,299	746,310
Total liabilities and equity	$2,180,259	$2,049,163

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2013, 2012 and 2011
Amounts in thousands of US dollars
	2013	2012	2011
Operating activities
Net income attributable to Arcos Dorados Holdings Inc	$53,854	$114,332	$115,529
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	114,860	92,328	68,971
Loss from derivative instruments	4,141	891	9,237
Amortization of deferred financing costs	1,341	1,314	3,316
Amortization and accrual of letter of credit fees	3,022	3,028	2,847
Net income attributable to non-controlling interests	18	256	271
Deferred income taxes	9,113	14,228	(2,882)
Foreign currency exchange results	23,350	13,788	16,209
Accrued net share-based compensation expense	7,027	1,265	29,712
Loss from purchase, exchange and call of 2019 Notes	23,467	-	-
Others, net	641	4,860	10,289

Changes in assets and liabilities:
Accounts payable	96,957	22,575	60,234
Accounts and notes receivable and other receivables	(43,835)	(48,168)	(14,609)
Inventories, prepaid and other assets	(102,362)	14,628	(42,415)
Income taxes payable	10,773	(23,042)	17,455
Other taxes payable	13,727	8,414	6,627
Interest payable	1,492	6,134	8,961
Accrued payroll and other liabilities and provision for contingencies	(9,883)	(9,956)	(34,479)
Others	9,311	13,238	6,351
Net cash provided by operating activities	217,014	230,113	261,624
Investing activities
Property and equipment expenditures	(313,462)	(294,478)	(319,859)
Purchases of restaurant businesses	(324)	(6,004)	(5,993)
Proceeds from sale of property and equipment	7,751	6,643	9,778
Proceeds from sales of restaurant businesses	6,452	-	903
Loans to related parties	(2,000)	(7,000)	-
Other investing activity	(9,072)	(5,582)	(4,961)
Net cash used in investing activities	(310,655)	(306,421)	(320,132)
Financing activities
Issuance of class A shares in connection with the initial public offering	-	-	152,281
Issuance of 2023 Notes	378,409	-	-
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(37,527)	(50,036)	(56,627)
Net payment of derivative instruments	(9,975)	(4,322)	(118,932)
Collateral deposits	-	-	15,000
Cash and cash equivalents of split-off Axis Business	-	-	(35,425)
Purchase and call of 2019 Notes	(237,006)	-	(152,005)
Issuance of 2016 Notes	-	149,658	255,102
Issuance of other long-term debt	8,483	3,073	-
Net short-term borrowings	8,743	(157)	(10,871)
Other financing activities	(8,825)	(7,570)	(12,850)
Net cash provided by financing activities	102,302	90,646	35,673
Effect of exchange rate changes on cash and cash equivalents	(17,864)	(5,788)	(8,963)
(Decrease) increase in cash and cash equivalents	(9,203)	8,550	(31,798)
Cash and cash equivalents at the beginning of the year	184,851	176,301	208,099
Cash and cash equivalents at the end of the year	$175,648	$184,851	$176,301

Supplemental cash flow information:
Cash paid during the year for:
Interest	$61,771	$55,347	$46,022
Income tax	25,422	30,700	50,952

Non-cash transactions:
Issuance of 2023 Notes as consideration for the exchange of 2019 Notes	$98,767	$-	$-
Dividend declared pending of payment	12,509	-	-
Seller financing related to purchases of restaurant businesses	3,711	-	-
Split-off Axis Business – non-cash portion	-	-	9,833

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2013, 2012 and 2011
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non-controlling interests	Total
	Number	Amount	Number	Amount
Balances at December 31, 2010	145,129,780	226,528	96,753,186	151,018	(2,468)	271,387	(98,664)	547,801	1,394	549,195
Net income for the year	-	-	-	-	-	115,529	-	115,529	271	115,800
Other comprehensive losses	-	-	-	-	-	-	(49,725)	(49,725)	(519)	(50,244)
Split-off of Axis Business	(25,129,780)	(27,155)	(16,753,186)	(18,103)	-	-	-	(45,258)	-	(45,258)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	-	-	-	-	-	(50,027)	-	(50,027)	-	(50,027)
Issuance of class A shares in connection with the initial public offering	9,529,412	152,281	-	-	-	-	-	152,281	-	152,281
Stock-based compensation related to the 2011 Equity Incentive Plan	-	-	-	-	8,202	-	-	8,202	-	8,202
Dividends on restricted share units under the 2011 Equity Incentive Plan	-	-	-	-	-	(182)	-	(182)	-	(182)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(138)	(138)
Balances at December 31, 2011	129,529,412	351,654	80,000,000	132,915	5,734	336,707	(148,389)	678,621	1,008	679,629

Net income for the year	-	-	-	-	-	114,332	-	114,332	256	114,588
Other comprehensive losses	-	-	-	-	-	-	(10,432)	(10,432)	21	(10,411)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	-	-	-	-	-	(50,036)	-	(50,036)	-	(50,036)
Stock-based compensation related to the 2011 Equity Incentive Plan	-	-	-	-	12,900	-	-	12,900	-	12,900
Dividends on restricted share units under the 2011 Equity Incentive Plan	-	-	-	-	-	(242)	-	(242)	-	(242)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(118)	(118)
Balances at December 31, 2012	129,529,412	351,654	80,000,000	132,915	18,634	400,761	(158,821)	745,143	1,167	746,310

Net income for the year	-	-	-	-	-	53,854	-	53,854	18	53,872
Other comprehensive losses	-	-	-	-	-	-	(59,914)	(59,914)	(152)	(60,066)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	-	-	-	-	-	(50,036)	-	(50,036)	-	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	338,014	7,166	-	-	(7,166)	-	-	-	-	-
Stock-based compensation related to the 2011 Equity Incentive Plan	-	-	-	-	5,782	-	-	5,782	-	5,782
Dividends on restricted share units under the 2011 Equity Incentive Plan	-	-	-	-	-	(292)	-	(292)	-	(292)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(271)	(271)
Balances at December 31, 2013	129,867,426	358,820	80,000,000	132,915	17,250	404,287	(218,735)	694,537	762	695,299

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Foreign currency translation (continued)

See Note 21 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized on a cash basis. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant, which is when the Company has performed substantially all initial services required by the franchisee agreement. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees and debit and credit card receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover losses resulting from the inability of its franchisees to make required payments. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables.

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $60,165 and $35,527   as of December 31, 2013 and 2012, respectively), receivable with an independent logistic operator (amounting to $38,213 and $nil as of December 31, 2013 and 2012, respectively) and receivables from related parties (amounting to $16,773 and $73,664 at December 31, 2013 and 2012, respectively). Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include option periods; and equipment – 3 to 12 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements and letter of credit fees.

The Company follows the provisions of ASC 350-40-30 within ASC Topic 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise (generally 20 years).

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchise restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and current market terms. The reacquired franchise right is measured using a valuation technique that considers restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value. In the fourth quarter of 2013, 2012 and 2011, the Company assessed all markets for impairment indicators. As a result of these assessments, the Company performed the impairment testing of its long-lived assets in Mexico, Puerto Rico and Peru in each fiscal year, as well as in Colombia in fiscal 2013 and in Aruba, Curacao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal years 2013 and 2012 considering recent operating losses incurred in these markets (indicator of potential impairment). As a result of these analyses, no impairments were recorded for the Company’s operations in Colombia in fiscal year 2013, nor in Aruba, Curacao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal years 2013 and 2012, and nor in Peru in fiscal year 2011 since the estimates of undiscounted future cash flows for each restaurant in these markets or the fair market value exceeded its carrying value. However, the Company recorded impairment charges associated with certain restaurants in Mexico, Puerto Rico and Peru (the latter only in 2013 and 2012) with undiscounted future cash flows insufficient to recover their carrying value. The impairment charges were measured by the excess of the carrying amount of the restaurants over their fair value. The impairment charges totaling $2,958, $1,982 and $1,715 in 2013, 2012 and 2011, respectively, are included within “Other operating expenses, net” in the consolidated statements of income.

Losses on assets held for disposal are recognized when management and the Board of Directors, as required, has approved and committed to a plan to dispose of the assets, the assets are available for disposal, the disposal is probable of occurring within 12 months, and the net sales proceeds are expected to be less than the assets’ net book value. Generally, such losses relate to restaurants that have closed and ceased operations as well as restaurants that meet the criteria to be considered “held for sale” in accordance with ASC 360-10-45.

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC Topic 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. As a result of the analyses performed in the fourth quarter of 2012 and 2011, the Company recorded impairment charges of the full amounts of goodwill that had been generated in the acquisition of restaurants in Puerto Rico and the U.S. Virgin Island of St. Croix, respectively. The impairment charges amounting to $683 in 2012 and $2,077 in 2011 are included within “Other operating expenses, net” in the consolidated statements of income. No impairments of goodwill were recognized during fiscal year 2013.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $160,184, $147,194 and $139,749 in 2013, 2012 and 2011, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $49,820, $46,614 and $44,779 in 2013, 2012 and 2011, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, a tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2013 and 2012, $1,859 and $1,988, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 16 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures, among others. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity as accumulated other comprehensive income (loss) or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving its employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Post-employment benefits

In 2012 became effective in Venezuela the new Organic Law of Labor and Workers (known as "LOTTT," its Spanish acronym) that, among other regulations, provides for a post-employment payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company is required to make quarterly deposits in a trust fund.

The Company considers the employee benefits arising from LOTTT as non-retirement post-employment benefits subject to the provisions of ASC 712, because they are benefits provided by the Company to all workers who leave the job for any reason, after active employment but before retirement. In accordance with ASC 712-10-25-4 and 710-10-25-1, the Company recognizes a liability for these employee benefits since all of the following criteria are met: (i) the employees' rights to receive the benefits are attributable to services already rendered; (ii) the employees' rights are cumulative or vested; (iii) the payment of the benefits is probable; and (iv) the expected cost of providing the benefits can be reasonably estimated. Following ASC 712-10-35-1, the Company refers to ASC 715-30 for guidance in measuring these post-employment obligations, similar to pension benefits. The Company obtains an actuarial valuation to measure the post-employment benefits obligation, using the projected unit credit actuarial method. As the post-employment obligation under LOTTT must be computed retroactively based on services rendered in periods prior to the effective date of the new law, the portion of the liability related to prior service periods was recorded as unrecognized prior service costs within the “Accumulated other comprehensive losses” component of shareholders´ equity. Unrecognized prior service costs are being amortized to the income statement and recorded as an expense following ASC 715-30-35-11 by assigning an equal amount to each future service period of each active employee who is expected to receive benefits under the plan.

At December 31, 2013 and 2012, the accumulated post-employment obligation was $3,456 and $2,506, respectively, of which $1,258 and $1,837 were related to unrecognized prior service cost recognized as a component of comprehensive income (net of deferred income tax for $427 and $624, respectively). During fiscal year 2013 and 2012 post-employment expenses amounted to $1,758 and $669, including the amortization of prior service cost expense for $579 and $nil,  respectively. During 2013 the Company settled $229 related to this obligation.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 17 for details.

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses, unrealized results on cash flow hedges as well as unrecognized prior service costs of post-employment benefits as components of comprehensive income.

Recent accounting pronouncements

In September 2011 and July 2012, the FASB issued ASU 2011-08 and ASU 2012-02, respectively, which provide an entity the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test for goodwill and indefinite-lived intangible assets, respectively.  If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit or an indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required.  Otherwise, no further testing is required. The Company adopted ASU 2011-08 and ASU 2012-02 for its fiscal year beginning on January 1, 2012 and 2013, respectively, with no significant impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

In February 2013, the FASB issued ASU 2013-02 which provides new guidance on the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The Company adopted this new guidance on January 1, 2013. As a result of such adoption, the Company provides the additional information in Note 22 on a comparative basis.

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Acquisition of businesses

LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for $679,357. The purchase price was comprised of (a) a base purchase price amounting to $700,000, and (b) an additional purchase price equal to the final working capital of the acquired business amounting to negative $20,643. The Company paid the base purchase price and the estimated additional purchase price at the transaction date totaling $701,244. Subsequently, the Company recorded a receivable from McDonald’s Corporation amounting to $21,887 for the difference between the final working capital and the working capital estimated at the transaction date. This receivable was collected in 2008 ($15,015 in cash and $6,872 by assignment of a receivable from suppliers). Fees and expenses associated with this acquisition amounted to $18,723. The final purchase price was $698,080.

The acquisition of the LatAm business was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. When the fair value of the net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated to partially reduce the fair value of the non-current assets acquired on a pro-rata basis.

In connection with this transaction, ADBV and certain subsidiaries (the “MF subsidiaries”) also entered into 20-year Master Franchise Agreements (“MFAs”) with McDonald’s Corporation which grants to the Company and its MF subsidiaries the following:

i.	The right to own and operate, directly or indirectly, franchised restaurants in each territory;
ii.	The right and license to grant sub franchises in each territory;
iii.	The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;
iv.	The right to advertise to the public that it is a franchisee of McDonald’s;
v.	The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs is equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month.

Pursuant to the MFAs provisions, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s System (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Acquisition of businesses (continued)

Other acquisitions

In 2011, the Company acquired franchised restaurants in Brazil and Chile. In 2012, the Company acquired franchised restaurants in Colombia, Chile, Mexico and Puerto Rico. In 2013 the Company acquired franchised restaurants in Argentina, Brazil, Chile and Venezuela. Presented below is supplemental information about these non-significant acquisitions:

Purchases of restaurant businesses:	2013	2012	2011
Property and equipment	$2,186	$1,793	$1,704
Identifiable intangible assets	6,628	6,061	-
Goodwill	-	1,196	4,952
Assumed debt	(317)	-	-
Gain on bargain purchase of franchised restaurants	(3,827)	(1,161)	-
Purchase price	4,670	7,889	6,656
Restaurants sold in exchange	(635)	-	-
Settlement of franchise receivables	-	(1,885)	(663)
Seller financing	(3,711)	-	-
Purchase price paid at acquisition date	$324	$6,004	$5,993

5.	Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2013	2012

Receivables from franchisees	$52,475	$38,079
Debit and credit card receivables	39,098	45,223
Meal voucher receivables	14,375	16,800
Notes receivable	9,846	8,939
Allowance for doubtful accounts	(5,098)	(4,022)
	$110,696	$105,019

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2013	2012

Prepaid expenses and taxes	$94,358	$86,249
Promotion items	14,786	14,899
	$109,144	$101,148

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2013	2012

Land	$190,424	$200,340
Buildings and leasehold improvements	727,567	712,908
Equipment	686,744	544,213
Total cost	1,604,735	1,457,461
Total accumulated depreciation	(360,424)	(281,111)
	$1,244,311	$1,176,350

Total depreciation expense for fiscal years 2013, 2012 and 2011 amounted to $96,563, $77,503 and $57,827, respectively.

8.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2013	2012
Net intangible assets (i)
Computer software cost	$69,319	$62,159
Initial franchise fees	25,629	20,429
Reacquired franchised rights	11,625	6,076
Letter of credit fees	940	940
Total cost	107,513	89,604
Total accumulated amortization	(54,042)	(40,512)
Subtotal	53,471	49,092

Goodwill (ii)
Mexico	7,748	7,780
Brazil	7,021	8,086
Ecuador	273	273
Peru	201	220
Chile	1,416	1,553
Colombia	245	267
Subtotal	16,904	18,179
	$70,375	$67,271

(i)     Total amortization expense for fiscal years 2013, 2012 and 2011 amounted to $18,297, $14,825 and $11,144, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $18,262 for 2014, $18,104 for 2015; $7,308 for 2016; $4,864 for 2017; $912 for 2018; and thereafter $4,021.

(ii)           Related to the acquisition of franchised restaurants (Mexico, Brazil, Peru, Chile and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2013	2012
Current:
Accrued payroll	$101,183	$110,499
Long-term incentive plan	3,620	8,843
Accrued expenses	25,931	17,908
Amnesty program	2,220	10,236
Other liabilities	9,016	3,204
	$141,970	$150,690

Non-current:
Long-term incentive plan	$1,302	$2,968
Amnesty program	15,598	20,210
Other liabilities	18,546	16,937
	$35,446	$40,115

10.	Short-term debt

Short-term debt consists of the following at year-end:

	2013	2012
Bank overdrafts (i)	$7,156	$480
Short-term loans	393	88
	$7,549	$568

(i)           Mainly comprised of an overdraft granted by Banco Francés in Argentina totaling 43.5 million of Argentine Pesos (equivalent to $6,676 at year-end exchange rate). This overdraft matures in April 2014 and accrues interest at an annual rate of 21.75%.

Revolving Credit Facility

On August 3, 2011, ADBV entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. On August 2, 2013, ADBV renewed the revolving credit facility for $75 million maturing on August 3, 2015. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) permit the consolidated net indebtedness to EBITDA ratio to be greater than 2.50 to 1 on the last day of any fiscal quarter of the borrower; and (vii) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these consolidated financial statements in connection with this revolving credit facility.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt

Long-term debt consists of the following at year-end:

	2013	2012

2023 Notes	$468,470	$-
2016 Notes	287,547	331,859
2019 Notes	-	306,798
Capital lease obligations	7,563	9,121
Other long-term borrowings	12,318	3,824
Total	775,898	651,602
Current portion of long-term debt	4,727	1,634
Long-term debt, excluding current portion	$771,171	$649,968

2023 Notes

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473,225 due 2023 (the “2023 Notes”), of which $375,000 were issued at a price of 100.909% and $98,225 were issued as consideration for the partial exchange of 2019 Notes described below. On October 9, 2013, the Company issued additional 2023 Notes for an aggregate principal amount of $542 as consideration for additional exchanges of 2019 Notes as also described below. The 2023 Notes mature on September 27, 2023 and bear interest of 6.625% per year. Periodic payments of principal are not required under the 2023 Notes. Interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes discussed below and to repay certain of the Company’s short-term debt.

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

Interest expense related to the 2023 Notes was $8,196 during fiscal year 2013. Net accretion related to 2023 Notes (due to the initial recognition of the portion issued as consideration for the exchange of 2019 Notes at its carrying value, partially offset by the premium received as a result of the cash issuance) amounted to $123 during fiscal year 2013. Amortization of deferred financing costs related to the 2023 Notes amounted to $109 during fiscal year 2013. These charges are included within “Net interest expense” in the consolidated statements of income.

The 2023 Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing the 2023 Notes. The 2023 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The 2023 Notes rank equally with all of the Company’s senior unsecured and unsubordinated indebtedness and are effectively junior to all secured indebtedness of the Company. The indenture governing the 2023 Notes imposes certain restrictions on the Company and its subsidiaries, including some restrictions on their ability, with certain permitted exceptions, to: (i) create liens, (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

2016 Notes

On July 13, 2011 the Company issued R$ 400 million of Brazilian reais notes due 2016 (the “Brazilian notes” or “2016 Notes”). In addition, on April 24, 2012, the Company issued an additional R$275 million aggregate principal amount of the 2016 Notes at a price of 102.529%. The 2016 Notes bear interest of 10.25% per year, payable semi-annually beginning on January 13, 2012. The 2016 Notes mature on July 13, 2016 and are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries.

The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

Interest expense related to the 2016 Notes (net of premium amortization) was $31,418, $30,051 and $11,119 for fiscal years 2013, 2012 and 2011, respectively. Amortization of deferred financing costs related to the 2016 Notes amounted to $777, $704 and $250 for fiscal years 2013, 2012 and 2011, respectively. These charges are included within “Net interest expense” in the consolidated statements of income.

The 2016 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The 2016 Notes and guarantees (i) are senior secured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the 2016 Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2016 Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2016 Notes to be due and payable immediately.

The 2016 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

2019 Notes

In October 2009, ADBV had issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136% (the “2019 Notes”). The 2019 Notes matured on October 1, 2019 and bore interest of 7.5% per year. Periodic payments of principal were not required under the 2019 Notes. Interest was paid semi-annually.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its 2019 Notes at a redemption price of 107.5% plus accrued and unpaid interest.

On September 10, 2013 the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of ADBV outstanding 2019 Notes for newly issued 2023 Notes and to purchase any and all of ADBV outstanding 2019 Notes for cash. The tender and exchange offer expired on September 23, 2013 and October 7, 2013, respectively. At September 30, 2013 the Company accepted and exchanged $89,955 of ADBV 2019 Notes and accepted and purchased $118,366 of ADBV 2019 Notes that were tendered prior to September 23, 2013 (the early exchange date and tender expiration date). The total aggregate amount exchanged or purchased was $208,321, representing 67.5% of the then outstanding principal amount of the 2019 Notes. The Company issued senior notes due 2023 for an aggregate principal amount of $98,225 and paid $51 in cash as consideration for the exchange. The Company paid $128,131 as tender consideration for the purchase (equal to a redemption price of 108.25%). The Company also paid $7,638 in cash for accrued and unpaid interests related to the tendered and exchanged debt. On October 7, 2013, the Company accepted and exchanged $512 of ADBV 2019 Notes that were tendered after the early exchange date and before the exchange expiration date in connection with the tender and exchange offer that had been launched in September 2013. The Company issued additional 2023 Notes for an aggregate principal amount of $542 and paid $2 in cash as consideration for this additional exchange.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

2019 Notes (continued)

In addition, on December 17, 2013, the Company exercised its option to redeem all of the then outstanding principal amount of ADBV 2019 Notes ($99,767) at a redemption price equal to 109.129%. As a result, the Company paid $108,875 plus $1,580 of accrued and unpaid interests related to the called portion of the 2019 Notes.

As a result of the purchase, exchange and call described above, the Company incurred a one-time loss amounting to $23,467. This loss is comprised of (i) $18,873 related to the consideration in excess of the principal amount of the purchased and called debt, (ii) $2,599 related to the accelerated amortization of deferred financing costs of the purchased and called debt, (iii) $1,127 related to the accelerated accretion of the original discount of the purchased and called debt, and (iv) $868 related to the costs incurred in connection with the exchange offer. The exchange of debt was accounted for as a modification of debt and as such, the related effects are being recognized prospectively based on a new effective interest rate of the 2023 Notes.

Interest expense related to the 2019 Notes was $18,765, $23,145 and $28,948 during fiscal year 2013, 2012 and 2011, respectively. Amortization of deferred financing costs related to the 2019 Notes (including the accelerated amortization as a result of the purchase, exchange and call described above) amounted to $3,056, $610 and $3,067 for fiscal year 2013, 2012 and 2011, respectively. Accretion of the original discount related to the 2019 Notes (including the accelerated accretion as a result of the purchase and call) amounted to $1,802, $266 and $1,335 for fiscal year 2013, 2012 and 2011, respectively. Loss from the purchase and call of the 2019 Notes at a price higher than the nominal value amounted to $18,873 in 2013. These charges are included within “Net interest expense” in the consolidated statements of income.

Other required disclosures

At December 31, 2013, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2014	$4,721	$62,570	$67,291
2015	7,452	61,970	69,422
2016	289,277	61,213	350,490
2017	442	31,666	32,108
2018	433	31,641	32,074
Thereafter	477,084	158,116	635,200
Total payments	779,409	407,176	1,186,585
Interest	-	(407,176)	(407,176)
Discount on 2023 Notes	(8,620)	-	(8,620)
Premium on 2023 Notes	3,323	-	3,323
Premium on 2016 Notes	1,786	-	1,786
Long-term debt	$775,898	$-	$775,898

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments

Derivatives not designated as hedging instruments

Cross-currency interest rate swaps and mirror swaps

At December 31, 2009 the Company had certain derivative instruments outstanding pursuant to which the Company converted a portion of its long-term debt ($200 million) to Brazilian reais denominated debt (R$466.2 million), paying net interests at a weighted-average interest rate of 10.13% over the notional amount in Brazilian reais. These derivative instruments did not qualify for hedge accounting under ASC Topic 815. Therefore, these derivative instruments were carried at fair market value in the consolidated balance sheets with changes reported in earnings.

On July 19, 2011 and July 20, 2011, the Company settled these derivative instruments before their maturity. During fiscal year 2011, the Company made net payments to the counterparties totaling $113,594 in connection with these agreements. During fiscal year 2011, the Company recorded net losses for $9,732 within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Forward contracts

At December 31, 2010, the Company had outstanding forward contracts to buy a total amount of $20 million on May 10, 2011 at the forward exchange rate of 1.7355 Brazilian reais per U.S. dollar. When settled, the Company entered into additional forwards contracts to buy a total amount of $40 million on September 2, 2011 at the forward exchange rate of 1.6152 Brazilian reais per U.S. dollar. These forward contracts were settled before their maturity on August 10, 2011. The Company entered into these derivatives as a result of the partial amortization of the notional amounts of the cross-currency interest rate swaps described above in order to maintain a total notional amount of $200 million hedged all times.

These forward contracts were carried at fair market value in the consolidated balance sheets with changes reported in earnings. The Company paid $1,579 in connection with the settlements of these forward contracts. During fiscal year 2011, the Company recognized a loss of $1,256 in connection with these agreements, which is included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Bond swaps

On December 10, 2009, the Company decided to hedge 44% of the Company’s currency exposure from the 2019 Notes coupon payments related to the Company’s generation of cash flows in Brazilian reais. Therefore in December 2009 ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the 2019 Notes denominated in US dollars ($200 million at a fixed rate of 7.50%) to Brazilian reais (at a fixed rate of 9.08% and an exchange rate of 1.76 Brazilian reais per US dollar).

These swap agreements did not qualify for hedge accounting under ASC Topic 815. Therefore, the agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. On April 24, 2012 the Company settled these derivatives before their maturity. During fiscal year 2012, the Company made net payments to the counterparties totaling $4,322 and recognized net losses of $1,738 in connection with these agreements. During fiscal year 2011, the Company made net payments to the counterparties amounting to $3,759 and recognized a net gain of $1,464 in connection with these agreements. The abovementioned gains and losses are included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price. As the Company’s stock price changes, such liability is adjusted and the impact is recorded in the Company’s consolidated statement of income within “General and administrative expenses”.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Total equity return swap (continued)

On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International in order to minimize earnings volatility related to ADBV Long-Term Incentive Plan. Under the agreement effective as from August 20, 2012, the Company receives (pays) the appreciation (depreciation), plus any dividends, on a notional number of Class A shares (2,272,551 at the inception) over a reference price of approximately $13.77 per share. The Company in turn pays interests at 3-month LIBOR plus 380 basis points (330 basis points at the inception) over a USD notional amount ($31,290 at the inception). The Company may, prior to maturity of the agreement and subject to certain limitations, reduce the notional number of Class A shares underlying the total equity return swap transaction. The counterparty can terminate the swap agreement if (i) the average of the Company’s stock price for any three consecutive exchange business days is less than $7.57; or (ii) on any day, there is a decline of 10% or more in the price with respect to the closing price of the preceding business day and the price per share at such time is less than 8.95. The agreement will mature no later than September 2014.

During fiscal year 2013 the Company reduced the notional number of class A shares underlying the total equity return swap transaction by 1,250,000 shares (equivalent to a notional amount of $17,211). The Company paid $1,731 as settlement of these share reductions (including interests and fees) during fiscal year 2013.

The Company has not designated the swap as a hedge under ASC Topic 815. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. As a result, the adjustments to the value of the swap tend to offset the adjustments to the carrying value of ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, and there is no significant impact on the Company’s consolidated statement of income. The interest portion is recorded within “Net interest expense” in the Company’s consolidated statement of income.

At December 31, 2013 the fair market value of the total equity return swap amounted to $1,378 payable ($3,952 at December 31, 2012). During fiscal years 2013 and 2012, the Company recorded a gain of $630 and a loss of $4,111, respectively, within “General and administrative expenses” and a loss of $533 and $159, respectively, within “Net interest expense” in connection with this agreement. In addition, during fiscal years 2013 and 2012, the Company paid interests amounting to $746 and $318, respectively in connection with this agreement.

Derivatives designated as hedging instruments

Forward contracts

In August and October 2010, the Company entered into various forward contracts maturing in 2011 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile for fiscal year 2011. Pursuant to the agreements, during 2011 the Company purchased a total amount of $11,878 at a weighted-average forward rate of 500.4 Chilean pesos per U.S. dollar.

In November 2011, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Peru. Pursuant to the agreements, during fiscal year 2012 the Company purchased a total amount of $3,600 at a weighted-average forward rate of 2.76 Peruvian soles per US dollar.

In January and February 2012, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, during fiscal year 2012 the Company purchased a total amount of $8,226 at an average forward rate of 1,855.8 Colombian pesos per U.S. dollar, and a total amount of $11,435 at an average forward rate of 507.3 Chilean pesos per US dollar, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Forward contracts (continued)

In January and February 2013, the Company entered into various forward contracts maturing in 2013 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia, Chile, Peru and Uruguay. Pursuant to the agreements, the Company purchased a total amount of $2,908 at an average forward rate of 1,805.25 Colombian pesos per US dollar, a total amount of $6,800 at an average forward rate of 486.27 Chilean pesos per US dollar, a total amount of $1,925 at an average forward rate of 2.56 Peruvian soles per US dollar and a total amount of $6,000 at an average forward rate of 20.07 Uruguayan pesos, respectively.

In October 2013, the Company entered into various forward contracts maturing in 2014 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, the Company will purchase a total amount of $11,160 at an average forward rate of 1,932.12 Colombian pesos per U.S. dollar during the first semester of 2014 and will purchase a total amount of $8,134 at an average forward rate of 513.38 Chilean pesos per U.S. dollar during fiscal year 2014.

The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payables resulting from the forecasted purchases (hedges over 90% of the purchases in Chile for 2011; hedges over 60%, 49% and 77% of the purchases in Peru, Colombia and Chile, respectively, for 2012; hedges over 70% of the forecasted purchases in Colombia between February and June 2013, 57% of the forecasted purchases in Chile between February and December 2013, 50% of the forecasted purchases in Peru between February and December 2013 and 49% of the forecasted purchases in Uruguay between March and December 2013; hedges over 79.7% of the forecasted purchases in Colombia for the first and second quarter of 2014 and 75.0%, 50.0%, 30.0% and 30.0% of the forecasted purchases in Chile for the first, second, third and fourth quarter of 2014, respectively). The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). The forward contracts are carried at their fair market value in the consolidated balance sheets, with changes reported within the “Accumulated other comprehensive losses” component of shareholders’ equity. As of December 31, 2013, the fair market value of the outstanding derivatives represented a $383 net receivable ($nil at December 31, 2012). The Company made net collections (payments) totaling $628, $(949) and $(451) during fiscal years 2013, 2012 and 2011, respectively, as a result of the net settlements of these derivatives. In addition, the Company recorded a $1,011 unrealized net gain, a $901 unrealized net loss and a $131 unrealized net gain within the “Accumulated other comprehensive losses” component of shareholders’ equity during fiscal years 2013, 2012 and 2011, respectively.

Cross-currency interest rate swaps

On April 24, 2012, the Company entered into a cross-currency swap agreement with Bank of America to hedge the cash flows of a portion of the 2016 Notes issued. Pursuant to this agreement, the Company received interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian reais and paid interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement matures on July 13, 2016 with exchange of principal.

The Company designated the cross-currency interest rate swap as a cash flow hedge in accordance with ASC Topic 815. Therefore, the agreement was carried at its fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company reclassified the effective portion of the hedge into income as adjustments to foreign exchange results and net interest expense.

At December 31, 2012, the fair market value of the swap agreement totaled $3,666 payable. During fiscal years 2013 and 2012, the Company recorded net unrealized losses of $294 and $3,294, respectively, within “Accumulated other comprehensive losses”, of which $1,436 and $2,152, respectively, were reclassified from “Accumulated other comprehensive losses” into income as a result of the hedge relationship. The Company collected $1,828 and $372 of net interest from the counterparty during fiscal years 2013 and 2012. On October 4, 2013, the Company settled this swap agreement before its maturity for $9,975. As a result, the Company recorded a loss from the early settlement amounting to $4,187, which was included within “Loss from derivative instruments” in the income statement.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cross-currency interest rate swaps (continued)

On November 7, 2013, the Company entered into a cross-currency interest swap agreement with JP Morgan Chase Bank, N.A., to hedge all the variability in a portion (53.08%) of the principal and interest collections of its BRL intercompany loan receivable with ADBV. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable.  Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 47.3 million of US dollars and pays Brazilian reais interests at a fixed rate of 13 % over a notional amount of R$ 108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal.

The Company has designated the cross-currency interest rate swap as a cash flow hedge in accordance with ASC Topic 815. Therefore, the agreement is carried at its fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company reclassifies the effective portion of the hedge into income as adjustments to foreign exchange results and net interest expense.

At December 31, 2013, the fair market value of the swap agreement totaled $180 payable. During the fiscal year 2013, the Company recorded net unrealized losses of $180, within “Accumulated other comprehensive losses”, of which a gain of $972, was reclassified from “Accumulated other comprehensive losses” into income as a result of the hedge relationship.

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2013 and 2012:

		Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2013	2012
Derivatives designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Forward contracts	Other receivables	$383	$-
Cross-currency interest rate swap (i)	Derivative instruments	(180)	(3,666)
		203	(3,666)
Derivatives not designated as hedging instruments under ASC Topic 815 Derivatives and Hedging

Total equity return swap (ii)	Derivative instruments	$(1,378)	$(3,952)
		(1,378)	(3,952)
Total derivative instruments		$(1,175)	$(7,618)

(i)
At December 31, 2013, disclosed in the consolidated balance sheet as follows: $490 as a non-current asset and $670 as a current liability. At December 31, 2012, disclosed in the consolidated balance sheet as follows: $1,731 as a current asset and $5,397 as a non-current liability.

(ii)	Disclosed in the consolidated balance sheet as a current liability.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures (continued)

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2013 for each type of derivative relationship:
Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)(ii)
Forward contracts	$1,011	$(628)	$-
Settled cross-currency interest rate swap	(294)	1,436	(4,187)
Outstanding cross-currency interest rate swap	(180)	(972)	-
Total	$537	$(164)	$(4,187)

(i)
The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swaps is disclosed in the consolidated income statement as follows: a loss of $921 as an adjustment to foreign exchange results and a gain of $457 as an adjustment to net interest expense.

(ii)
Related to the loss incurred in connection with the settlement of the cross-currency interest rate swap agreement before its maturity. This result is recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Total equity return swap (iii)	$97
Others (iv)	46
Total	$143

(iii)	A $630 gain is recorded within “General and administrative expenses” and a $533 loss within “Net interest expense” in the Company’s consolidated statement of income.

(iv)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2012 for each type of derivative relationship:
Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$(901)	$949	$-
Cross-currency interest rate swap	(3,294)	2,152	-
Total	$(4,195)	$3,101	$-

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures (continued)

(i)
The loss recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swap is disclosed in the consolidated income statement as follows: a loss of $3,314 as an adjustment to foreign exchange results and a gain of $1,162 as an adjustment to net interest expense.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Bond swaps (i)	$(1,738)
Total equity return swap (ii)	(4,270)
Others (i)	847
Total	$(5,161)

(i)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.
(ii)	A $4,111 loss is recorded within “General and administrative expenses” and a $159 loss within “Net interest expense” in the Company’s consolidated statement of income.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2011 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$131	$451	$-
Total	$131	$451	$-

The loss recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments (i)
Cross-currency interest rate swaps and Mirror swaps	$(9,732)
Bond swaps	1,464
Forwards	(1,256)
Others	287
Total	$(9,237)

(i)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Operating lease agreements

At December 31, 2013, the Company was the lessee at 2,180 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. The timing of these escalations generally ranges from annually to every five years. According to rental terms, the Company pays a monthly rental expense based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

In March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. The Company was required to make a cash deposit of $5,325 as collateral for the obligations assumed under this agreement.

At December 31, 2013, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total
2014	$148,558	$8,019	$156,577
2015	137,536	6,987	144,523
2016	125,352	5,795	131,147
2017	114,213	5,325	119,538
2018	100,593	2,612	103,205
Thereafter	$497,740	4,454	502,194
Total minimum payment	$1,123,992	$33,192	$1,157,184

The following table provides detail of rent expense for fiscal years 2013, 2012 and 2011:

	2013	2012	2011
Company-operated restaurants (i)	$153,538	$140,014	$129,135
Franchised restaurants (ii)	48,911	44,457	41,252
Total rent expense	$202,449	$184,471	$170,387

(i)	Included within the caption “Occupancy and other operating expenses” in the consolidated statements of income.
(ii)	Included within the caption “Franchised restaurants – occupancy expenses” in the consolidated statements of income.

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2013, 2012 and 2011:

	2013	2012	2011
Minimum rentals	$126,329	$117,006	$121,533
Contingent rentals based on sales	76,120	67,465	48,854
Total rent expense	$202,449	$184,471	$170,387

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Franchise arrangements

    Individual franchise arrangements generally include a lease and a license and provide for payment of initial fees as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The Company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. Franchisees pay related occupancy costs including property taxes, insurance and maintenance.  Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

At December 31, 2013 and 2012, net property and equipment under franchise arrangements totaled $191,422 and $211,139, respectively (including land of $58,976 and $63,839, respectively).

Revenues from franchised restaurants for fiscal years 2013, 2012 and 2011 consisted of:

	2013	2012	2011
Rent	$171,859	$161,591	$152,380
Initial fees (i)	929	780	514
Royalty fees (ii)	639	652	627
Total	$173,427	$163,023	$153,521

(i)	Disclosed net of initial fees paid to McDonald’s Corporation for $1,150, $882 and $518 in 2013, 2012 and 2011, respectively.
(ii)	Disclosed net of royalties fees paid to McDonald’s Corporation for $69,933, $65,756 and $60,261 in 2013, 2012 and 2011, respectively.

At December 31, 2013, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total

2014	$21,899	$20,053	$41,952
2015	20,508	17,505	38,013
2016	18,363	15,124	33,487
2017	16,401	13,992	30,393
2018	13,565	13,052	26,617
Thereafter	70,099	60,996	131,095
Total	$160,835	$140,722	$301,557

15.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

Statutory tax rates in the countries in which the Company operates for fiscal years 2013, 2012 and 2011 were as follows:

	2013	2012	2011

Puerto Rico	20%	20%	30%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	34%	33%	33%
Costa Rica, Peru and Mexico	30%	30%	30%
Panamá, Uruguay, Trinidad and Tobago and Netherlands	25%	25%	25%
Ecuador	22%	23%	24%
Chile	20%	20%	20%

Income tax expense for fiscal years 2013, 2012 and 2011 consisted of the following:

	2013	2012	2011
Current income tax expense	$33,609	$32,147	$47,485
Deferred income tax expense (benefit)	9,113	14,228	(2,882)
Income tax expense	$42,722	$46,375	$44,603

Income tax expense for fiscal years 2013, 2012 and 2011 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income as a result of the following:

	2013	2012	2011
Pre-tax income	$96,594	$160,963	$160,403
Weighted-average statutory income tax rate (i)	31.92%	35.20%	32.35%
Income tax expense at weighted-average statutory tax rate on pre-tax income	30,833	56,659	51,890
Permanent differences:
Change in valuation allowance	39,621	(7,660)	(20,962)
Non-deductible expenses	13,500	22,258	28,783
Tax deductible goodwill in Brazil and other tax benefits (ii)	(26,948)	(18,789)	(21,640)
Withholding income taxes on intercompany transactions	3,121	3,437	9,038
Tax inflation adjustment	(20,041)	(10,983)	(3,471)
Expiration of tax loss carryforwards	-	1,017	1,298
Others	2,636	436	(333)
Income tax expense	$42,722	$46,375	$44,603

(i)
Weighted-average statutory income tax rate is calculated based on the lump-sum of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

(ii)
In November 2010, the Company completed the corporate reorganization of its companies in Brazil that was commenced on December 29, 2008. Among other corporate synergies, the reorganization resulted in contribution of the shares of the Brazilian operating entities to a new holding company and generated a tax deductible goodwill amounting to $310 million. The goodwill is deductible in Brazil for income tax purposes through its amortization in a period of 60 months starting in December 2010 following the merger of the Brazilian entities. The Company did not recognize any deferred tax asset for this benefit following the exemption in ASC 740-10-25-3.e. applicable to intercompany transfers. Therefore, the tax benefit is being recognized when realized on the tax return and applied to reduce income tax expenses.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at December 31, 2013 and 2012 are presented below:

	2013	2012
Tax loss carryforwards (i)	$276,468	$267,826
Purchase price allocation adjustment	74,349	92,715
Property and equipment – tax inflation adjustment	41,212	39,290
Other accrued payroll and other liabilities	20,941	15,452
Share-based compensation programs	6,532	9,679
Provision for contingencies	2,809	9,447
Other deferred tax assets	20,880	20,185
Property and equipment – difference in depreciation rates	(41,087)	(54,383)
Other deferred tax liabilities (ii)	(12,499)	(16,769)
Valuation allowance (iii)	(270,057)	(236,563)
Net deferred tax asset	$119,548	$146,879

(i)	As of December 31, 2013, the Company and its subsidiaries had accumulated operating tax loss carryforwards amounting to $986,727. These operating tax loss carryforwards expire as follows:

2013
Fiscal year 2014	$5,293
Fiscal year 2015	357
Fiscal year 2016	26,954
Fiscal year 2017	89,318
Fiscal year 2018	3,657
Thereafter	367,022
Without expiration terms	494,126
$986,727

(ii)	Primarily related to intangible assets and foreign currency exchange gains.
(iii)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Balance sheets classification of deferred taxes at December 31, 2013 and 2012 is as follows: current deferred tax assets of $27,974 in 2013 and $22,178 in 2012; non-current deferred tax assets of $97,687 in 2013 and $133,708 in 2012; and non-current deferred tax liabilities of $6,113 in 2013 and $9,007 in 2012.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences were approximately $216.2 million at December 31, 2013 and consisted of undistributed earnings considered permanently invested in subsidiaries. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2013 and 2012, the Company’s gross unrecognized tax benefits totaled $1,697 and $1,554 (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor. The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on the unrecognized tax benefit balance, the Company believes that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2007.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination are automatically settled by the Company.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement. Effective December 31, 2010 the Company changed the method of measuring its liability awards from the intrinsic value method (i.e. difference between the current fair value and the base value) to a fair value method using the Black & Scholes model. The current fair value for purposes of determining the intrinsic value was based on a formula determined and approved by the Company’s Board of Directors. At December 31, 2010 the Company considered the estimated initial public offering price per class A share ($16.50) in determining the fair value of the awards because the Company’s Board of Directors decided that on a going forward basis the fair value would be based on the market price instead of the formula that had previously been used to value such awards.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at December 31, 2013 and 2012:

	2013	2012
Current price (i)	12.12	11.96
Weighted-average base value of outstanding units	6.76	6.22
Expected volatility (ii)	32.3%	37.3%
Dividend yield	2.0%	2.0%
Risk-free interest rate	0.1%	0.4%
Expected term	last vesting date	last vesting date

(i)	Equal to the quoted market price per share at the end of the year.
(ii)	Based on implied volatility of the Company’s class A shares.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

The following table summarizes the activity under the plan for fiscal years 2013, 2013 and 2011:

	Units	Weighted-average base value	Weighted-average fair value
Outstanding at December 31, 2010	3,534,414	5.54	10.94
Exercised (i)	(525,017)	5.19
Forfeited	(85,815)	5.02
Outstanding at December 31, 2011	2,923,582	5.82	14.44
Exercised (ii)	(696,067)	4.61
Forfeited	(98,294)	5.62
Outstanding at December 31, 2012	2,129,221	6.22	5.79
Exercised (iii)	(1,022,347)	5.69
Forfeited	(88,568)	6.32
Outstanding at December 31, 2013	1,018,306	6.76	5.23
Exercisable at December 31, 2013	451,873	7.46	4.55

(i)	The total amount paid for these exercises was $9,841.
(ii)
The total amount paid for these exercises was $5,811. At December 31, 2012 the Company maintained a current payable of $907 related to these exercises that is disclosed within “accrued payroll and other liabilities” in the Company’s balance sheet.

(iii)	The total amount paid for these exercises was $7,857.

The following table provides a summary of the plan at December 31, 2013:
	Vested (i)	Non-vested (ii)	Total

Number of units outstanding	451,873	566,433	1,018,306
Weighted-average fair market value per unit	4.55	5.78	5.23
Total fair value of the plan	2,057	3,272	5,329
Weighted-average accumulated percentage of service	100	87.57	92.37
Accrued liability (iii)	2,057	2,865	4,922
Compensation expense not yet recognized (iv)	-	407	407

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2014 and 2015.
(iii)
The total accrued liability of $4,922 related to outstanding units is disclosed within “Accrued payroll and other liabilities” in the Company’s balance sheet as follows: $3,620 as a current liability and $1,302 as a non-current liability.

(iv)	Expected to be recognized in a weighted-average period of 1.1 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

As discussed in Note 12, on August 13, 2012, the Company entered into a total equity return swap agreement to minimize earnings volatility related to these awards. The Company has not designated the swap as a hedge. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. The adjustments to the value of the swap tend to offset the adjustments to the carrying value of the Company’s Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which are also recorded in “General and administrative expenses”. As a result, there is no significant impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Not including the impact of the total equity return swap agreement, compensation expense (benefit) for the fiscal years 2013, 2012 and 2011 amounted to $1,875, $(15,746) and $19,295, respectively. See Note 12 for a discussion of the impact of the equity return swap agreement on the Company’s consolidated statement of income. Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. Compensation expense for the fiscal year 2011 includes an incremental expense amounting to $10,526 related to the effect of remeasuring the accrued liability considering the initial quoted market price of $21.00 as a result of becoming a public company.

The Company recognized $334, $4,424 and $(4,436) of related income tax expense (benefit) during fiscal years 2013, 2012 and 2011, respectively.

Award Right granted to the Chief Executive Officer

In addition, during 2008 the Company granted to the Chief Executive Officer an award right pursuant to which he was entitled to receive from the Company a lump sum amount of cash equal to 1% of the fair market value of the Company upon the occurrence of a Liquidity Event (an “Initial Public Offering” or “Change of Control” as defined in the agreement). The award right was subject to a four-year graduated vesting period (25% per year) of continued service as from August 3, 2007.

The Company recognized compensation expense related to this benefit on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability was remeasured at the end of each reporting period until settlement, based on the estimated fair value of the Company. The fair value of the Company had been estimated based on a formula determined and approved by the Company’s Board of Directors. Effective December 31, 2010 the Company replaced the formula by the estimated initial public offering price for purposes of measuring the liability award. As a result of the Company’s initial public offering, on April 14, 2011 the Company settled the award in cash for $34,000.

Compensation expense for fiscal year 2011 amounted to $2,214. Compensation expense is included within “Other operating expenses, net” in the consolidated statement of income.

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years 2011, 2012 and 2013.  Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted share units is based on the quoted market price of the Company’s class A shares at the grant date. The following variables and assumptions have been used by the Company for purposes of measuring its stock options awards at each grant date (on the second quarter of each year):

	2013	2012	2011

Grant-date stock price (i)	14.31	14.35	21.20
Weighted-average strike price	14.31	14.35	21.20
Expected volatility (ii)	38.0%	48.0%	28.6%
Dividend yield	1.7%	1.7%	1.1%
Risk-free interest rate	1.0%	0.8%	3.4%
Expected term	last vesting date	last vesting date	last vesting date

(i)	Equal to the quoted market price per Class A share at market-closing of the date of grant.
(ii)
Based on implied volatility of the Company’s class A shares, except for 2011 which was based on historical 1-year implied volatility of Latin American comparable companies, calculated as the standard deviation on the logarithms of daily price returns, annualized by the squared root of the number of days.

The resulting value of stock options and restricted share units granted was $1,807 and 3,056, respectively, during the fiscal year 2013; $3,051 and $3,030, respectively, during the fiscal year 2012; and $10,435 and $21,488, respectively, during the fiscal year 2011.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $5,782, $12,900 and $8,202 during fiscal years 2013, 2012 and 2011, respectively, of which $1,964, $7,997 and $5,703 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

The Company recognized $88, $2,807 and $1,690 of related income tax benefits during fiscal years 2103, 2012 and 2011, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Stock Options

The following table summarizes the activity of stock options during fiscal years 2013, 2012 and 2011:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2010	-	-	-
2011 IPO special grant	1,046,459	21.20	5.28
2011 annual grant	833,388	21.20	5.89	2
Outstanding at December 31, 2011	1,879,847	21.20	5.55
2012 annual grant	584,587	14.35	5.22
Outstanding at December 31, 2012	2,464,434	19.58	5.47
2013 annual grant	431,726	14.31	4.19
Forfeitures	(462,272)	19.97	5.41
Outstanding at December 31, 2013	2,433,888	18.57	5.26
Exercisable at December 31, 2013	546,687	21.20	5.59

The following table provides a summary of outstanding stock options at December 31, 2013:

	Vested (i)	Non-vested (ii)	Total

Number of units outstanding	546,687	1,887,201	2,433,888
Weighted-average grant-date fair market value per unit	5.59	5.16	5.26
Total grant-date fair value	3,057	9,735	12,792
Weighted-average accumulated percentage of service	100.0	61.3	70.6
Stock-based compensation recognized in Additional paid-in capital	3,057	5,971	9,028
Compensation expense not yet recognized (iii)	-	3,764	3,764

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2014 and 2018.
(iii)	Expected to be recognized in a weighted-average period of 3.1 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2013, 2012 and 2011:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2010	-	-
2011 IPO special grant	782,137	21.20
2011 annual grant	231,455	21.20
Outstanding at December 31, 2011	1,013,592	21.20
2012 annual grant	211,169	14.35
Outstanding at December 31, 2012	1,224,761	20.02
2013 annual grant	213,600	14.31
Partial vesting of 2011 grants (i)	(338,014)	21.20
Forfeitures	(196,253)	19.94
Outstanding at December 31, 2013	904,094	18.25
Exercisable at December 31, 2013	-	-

(i)
The Company issued 338,014 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $7,166 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

The following table provides a summary of outstanding restricted share units at December 31, 2013:

Number of units outstanding (i)	904,094
Weighted-average grant-date fair market value per unit	18.25
Total grant-date fair value	16,496
Weighted-average accumulated percentage of service	64.8
Stock-based compensation recognized in Additional paid-in capital	10,690
Compensation expense not yet recognized (ii)	5,806

(i)	Related to awards that will vest between fiscal years 2014 and 2018.
(ii)	Expected to be recognized in a weighted-average period of 3.1 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commenced on January 1, 2014 the Company must reinvest an aggregate of at least $180 million; and open no less than 250 new restaurants

(iii)	to commit to funding a specified Strategic Marketing Plan; and
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located.

The Company obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela of $8 million and $5 million for the full year 2013 and 2012, respectively. On December 2, 2013, the Company obtained an additional temporary royalty waiver of $18 million for fiscal year 2014.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2013 the Company maintains a provision for contingencies amounting to $22,341 ($27,818 at December 31, 2012), which is disclosed net of judicial deposits amounting to $7,519 ($7,219 at December 31, 2012) that the Company was required to make in connection with the proceedings. As December 31, 2013 and 2012, the net amount of $14,822 and $20,599 is disclosed as follows: $1,748 and $507 as a current liability and $13,074 and $20,092 as a non-current liability, respectively. Breakdown of the provision for contingencies is as follows:

	2013	2012
Tax contingencies in Brazil (i)	$2,235	$4,011
Labor contingencies in Brazil (ii)	9,484	14,256
Other (iii)	10,622	9,551
Subtotal	22,341	27,818
Judicial deposits (iv)	(7,519)	(7,219)
Provision for contingencies	$14,822	$20,599

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies (continued)

(i) Tax contingencies in Brazil. In 2013 and 2012 it mainly relates to tax on bank account transactions (CPMF), abolished in 2007. In 2011 it was mainly related to VAT special treatment for restaurants in Rio de Janeiro and taxes over the royalty payments. During fiscal year 2011, the Company recorded an accrual of $19,626, primarily related to a modification in the fiscal authorities’ interpretation regarding taxes impacting royalty payments; a reduction in the accrual of $14,790, corresponding to downwards revisions of the estimated settlement amounts of several claims (including VAT special treatment for restaurants in Rio de Janeiro) based on the opinion of the Company’s legal advisors; and a currency translation adjustment amounting to $(5,218). In addition, the Company made settlements totaling $8,255. During fiscal year 2012, the Company settled the contingency over royalty payments, paying $11,473 in cash. In addition, the Company entered into an amnesty program to settle the contingency related to VAT special treatment for restaurants in Rio de Janeiro in 18 equal monthly installments, commencing in May 2012, pursuant to which the Company reclassified $28,428 to “Accrued payroll and other liabilities” in the consolidated balance sheet. During fiscal year 2012, the Company also recorded an accrual of $3,770 and a currency translation adjustment amounting to $(2,327). In addition, during fiscal year 2012 there was an increase of $458 as a result of certain balance sheet reclassifications. During fiscal year 2013, the Company recorded an accrual of $13 and a currency translation adjustment amounting to $(527). In addition, the Company made certain balance sheet reclassifications totaling $(271) and settlements amounting to $991 that the Company will recover from McDonald’s Corporation.

(ii)       Labor contingencies in Brazil. It primarily relates to dismissals in the normal course of business. During fiscal years 2013, 2012 and 2011, the Company recorded accruals of $12,714, $10,751 and $8,211, respectively, primarily related to new dismissal claims and to increases on estimated future costs of outstanding claims; and a currency translation adjustment amounting to $(1,586), $(930) and $(2,240), respectively. In addition, the Company made settlements totaling $15,900, $15,211 and $19,781, respectively.

(iii)       Other contingencies. It mainly relates to tax and labor contingencies in other countries. During fiscal years 2013, 2012 and 2011, the Company recorded accruals of $4,546, $1,251 and $4,508, respectively; and a currency translation adjustment amounting $(2,160), $(1,195) and $(1,026), respectively. In addition, the Company made settlements totaling $2,060, $736 and $867, respectively. During fiscal year 2013, the Company made certain balance sheet reclassifications amounting to $745.

(iv)       Judicial deposits. It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil. During fiscal years 2013, 2012 and 2011, there were a net increase (decrease) amounting to $300, $367 and $(20,521), respectively; including foreign currency translation for $(1,049), $(671) and $(3,911), respectively.

As of December 31, 2013, there are certain matters related to the interpretation of tax law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $13 and $20 million.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies (continued)

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business. The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs' attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner´s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial conclusion, the Company can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative resolution has a low probability of occurrence. Both parties have concluded discovery and the Pretrial Hearing was held on August 30, 2012. This case trial commenced on September 10, 2012 and has been scheduled for several dates since 2012. The Company does not anticipate that the trial hearings will conclude in the first semester of 2014.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit.

At December 31, 2013, the non-current portion of the provision for contingencies includes $3,696 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian tax contingencies.

18.	Disclosures about fair value of financial instruments

As defined in ASC Topic 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Disclosures about fair value of financial instruments (continued)

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Quoted Prices in
	Active Markets	Significant Other	Significant	Balance as of
	For Identical Assets	Observable Inputs	Unobservable Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2013
Assets
Cash equivalents	$62,201	$-	$-	$62,201
Cross-currency interest rate swap	-	490	-	490
Total Assets	$62,201	490	-	$62,691
Liabilities
Cross-currency interest rate swap	$-	$670	$-	$670
Total equity return swap	-	1,378	-	1,378
Long-term incentive plan	-	4,922	-	4,922
Total Liabilities	$-	6,970	-	$6,970

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Disclosures about fair value of financial instruments (continued)

The derivative contracts were measured based on quotes from the Company’s counterparties. Such quotes have been derived using models pricing or discounted cash analysis that incorporate observable market parameters for all significant inputs such as interest yield curves, options volatilities and currency rates and that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2013, the fair value of the Company’s short-term and long-term debt was estimated at $819,836, compared to a carrying amount of $783,447. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for both cash and equivalents and notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2013, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets recognized in Mexico, Puerto Rico and Peru. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

19.	Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents and accounts and notes receivables. Cash and cash equivalents are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivables are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 21 for additional information pertaining to the Company’s Venezuelan operations.

20.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC Topic 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which as from January 1, 2013 are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those described in Note 3.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

In January 2013, the Company made certain organizational changes in the structure of its geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of SLAD, became part of the Caribbean division with headquarters located in Colombia. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new structure of its geographical divisions.

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal year ended December 31,
	2013	2012	2011
Revenues:
Brazil	$1,842,324	$1,797,556	$1,890,824
Caribbean division	830,447	754,730	663,981
NOLAD	407,772	384,041	355,265
SLAD	952,767	861,067	747,579
Total revenues	$4,033,310	$3,797,394	$3,657,649

Adjusted EBITDA:
Brazil	$245,957	$240,954	$289,462
Caribbean division	67,180	69,109	53,754
NOLAD	27,397	26,738	19,551
SLAD	105,495	93,756	77,214
Total reportable segments	446,029	430,557	439,981
Corporate and others (i)	(101,562)	(89,996)	(100,193)
Total adjusted EBITDA	$344,467	$340,561	$339,788

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2013	2012	2011
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$344,467	$340,561	$339,788

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(114,860)	(92,328)	(68,971)
Compensation expense related to the award right granted to our CEO	-	-	(2,214)
Gains from sale of property and equipment	10,326	3,328	7,123
Write-offs of property and equipment	(6,489)	(4,259)	(3,570)
Impairment of long-lived assets	(2,958)	(1,982)	(1,715)
Impairment of goodwill	-	(683)	(2,077)
Incremental compensation expense related to ADBV long-term incentive plan	-	-	(10,526)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(1,964)	(7,997)	(5,703)
Cash bonus related to the initial public offering	-	-	(1,382)
Operating income	228,522	236,640	250,753

(Less) Plus:
Net interest expense	(88,156)	(54,247)	(60,749)
Loss from derivative instruments	(4,141)	(891)	(9,237)
Foreign currency exchange results	(38,783)	(18,420)	(23,926)
Other non-operating (expenses) income, net	(848)	(2,119)	3,562
Income tax expense	(42,722)	(46,375)	(44,603)
Net income attributable to non-controlling interests	(18)	(256)	(271)
Net income attributable to Arcos Dorados Holdings Inc.	$53,854	$114,332	$115,529

	For the fiscal year ended December 31,
	2013	2012	2011
Depreciation and amortization:
Brazil	$57,818	$47,659	$44,503
Caribbean division	28,663	26,164	20,052
NOLAD	28,597	26,628	25,670
SLAD	23,172	18,867	16,000
Total reportable segments	138,250	119,318	106,225
Corporate and others (i)	8,607	7,279	6,536
Purchase price allocation (ii)	(31,997)	(34,269)	(43,790)
Total depreciation and amortization	$114,860	$92,328	$68,971

Property and equipment expenditures:
Brazil	$127,743	$133,734	$142,111
Caribbean division	99,565	51,972	61,997
NOLAD	32,533	36,759	48,914
SLAD	51,337	69,672	64,256
Others	2,284	2,341	2,581
Total property and equipment expenditures	$313,462	$294,478	$319,859

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	As of December 31,
	2013	2012
Total assets:
Brazil	$907,406	$921,003
Caribbean division	692,689	588,166
NOLAD	412,466	419,545
SLAD	340,795	343,727
Total reportable segments	2,353,356	2,272,441
Corporate and others (i)	114,016	109,636
Purchase price allocation (ii)	(287,113)	(332,914)
Total assets	$2,180,259	$2,049,163

(i)     Primarily relates to corporate general and administrative expenses and assets. Corporate general and administrative expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents, receivable with an independent logistic operator and guarantee deposits.

(ii)     Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. See Note 3 for more details. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $1,244,311 and $1,176,350 at December 31, 2013 and 2012, respectively. All of the Company’s long-lived assets are related to foreign operations.

21.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay royalties nor dividends.

In June, 2010, the Central Bank had introduced a regulated foreign currency exchange system (SITME), pursuant to which companies could acquire, with certain limits, U.S. dollars at an exchange rate of 5.30 Venezuelan Bolívares Fuertes (VEF) per U.S. dollar. As the Company had access to this system since it was implemented, the Company used such regulated rate to remeasure transactions and balances denominated in local currency.

On February 8, 2013, the Venezuelan government announced the devaluation of its currency, from the preexisting official exchange rate of 4.30 VEF per U.S. dollar to 6.30 VEF per U.S. dollar. The previously available regulated foreign currency exchange system (SITME) with an executed rate of 5.30 VEF per U.S. dollar used by the Company to remeasure transactions and balances denominated in local currency was eliminated. In addition, in March 2013, the Venezuelan government announced the creation of a new alternative currency exchange system called SICAD (Supplementary System for the Administration of Foreign Currency), but applicable only to certain imported products. As a result of these announcements the Company concluded that the new official exchange rate of 6.30 VEF per U.S. dollar is the rate applicable for remeasurement purposes as from February 8, 2013. During fiscal year 2013, the Company recognized a foreign currency exchange loss of $15,379 as a result of the exchange rate change.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Venezuelan operations (continued)

The SICAD mechanism is an auction that is controlled by the Venezuelan government. For each auction the government indicates which sectors of the economy or products are allowed to participate. Further, the highest bidder is not necessarily the winner of an auction, and even when a bid is accepted the winner typically is not awarded the entire amount requested. When invited to participate, an entity must submit documentation that supports it has a qualifying U.S. dollar liability related to a prospective import transaction. By definition, liabilities related to past import transactions are not eligible to be settled through SICAD. If an entity’s bid is accepted, the Central Bank of Venezuela collects VEF from the entity and remits the U.S. dollars directly to the vendor. The publication of the exchange rates of SICAD auctions started in December 2013 as required by the amended related regulation. The rate published for the last two weeks of 2013 was 11.3 VEF per U.S. dollar.

At December 31, 2013, the Company had participated in only two auctions for a total amount of $1,500, which were executed after year-end. Based on certain factors, including the limited number of SICAD auctions, the Company’s limited access to the SICAD exchange, the restrictions placed on eligible participants and transactions, the amount of USD available for purchase through the auctions process, and the historical lack of official information about the resulting SICAD rate, the Company concluded that it would not be appropriate to use rates coming from the SICAD exchange system for financial reporting purposes at December 31, 2013.

In November 2013, the Venezuelan government established a transitional protection regime for tenants of property used for commercial, industrial or production activities, which regulates the leasing relations and stipulates that the price of the monthly rental may not exceed an amount equal to VEF 250 per square meter. Considering the decrease in revenues from franchised restaurants would be higher than the decrease in rental expense related to Company-operated restaurants, this new regulation is expected to negatively impact the Company’s operating results.

Revenues and operating income of the Venezuelan operations were $415,932 and $43,939, respectively, for fiscal year 2013; $349,570 and $45,164, respectively, for fiscal year 2012; and $278,639 and $31,789, respectively, for fiscal year 2011.

During fiscal years 2013, 2012 and 2011, the Company performed, through its subsidiaries in the Netherlands and the USA, several transactions in promissory notes amounting to VEF 41.0 million, 119.7 million and 50.0 million, respectively, pursuant to which it acquired $1,955, $13,189 and $5,535, respectively. As a result of these transactions, the Company recognized exchange losses amounting to $4,553, $9,382 and $3,899 during fiscal years 2013, 2012 and 2011, respectively.

In addition to exchange controls, the Venezuelan market is subject to price controls, which limits the Company’s ability, without a government pre-approval, to increase prices to offset the impact of continuing high inflation on product, labor and other operating costs. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

See Note 27 for details of changes occurred in regulation after year-end.

22.	Shareholders’ equity

Authorized capital

At December 31, 2010, the Company was authorized to issue a maximum of 400,000 shares, consisting of 240,000 class A shares and 160,000 class B shares with a par value of $1,000 each.

On February 22, 2011, effective as of March 8, 2011, the Company increased the maximum number of shares it is authorized to issue to an unlimited number of shares of no par value each.

On March 16, 2011, the Company limited the maximum number of shares it is authorized to issue to 500,000,000, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.	Shareholders’ equity (continued)

Issued and outstanding capital

At December 31, 2010, the Company had issued and outstanding 234,000 class A shares and 156,000 class B shares, with a total value $377,546.

On March 14, 2011, the Company’s Board of Directors approved a 620.21-for-1.00 stock split of the outstanding shares in order to reduce the unit price per share and improve its marketability in connection with the initial public offering. As a result of the stock split, the Company distributed 241,492,966 additional shares to its existing shareholders on a pro-rata basis. After the stock split, the issued and outstanding shares increased to 241,882,966, consisting of 145,129,780 class A shares and 96,753,186 class B shares with no par value. Immediately after the stock split and effective as of March 16, 2011, the Company’s Board of Directors approved the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares) in connection with the split-off the Axis business described in Note 23.

On April 14, 2011, the Company went public through an initial public offering of its Class A shares in the New York Stock Exchange. As a result of the offering, the Company issued 9,529,412 Class A shares at a price of $17.00 per share. Net proceeds from the offering totaled $152,281.

As a result, at December 31, 2011 and 2012, the Company had 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

During fiscal year 2013, the Company issued 338,014 Class A shares in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at December 31, 2013 the Company had 209,867,426 shares issued and outstanding with no par value, consisting of 129,867,426 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

During fiscal years 2013, 2012 and 2011, the Company declared dividend distributions totaling $50,036, $50,036 and $50,027, respectively. One installment of the 2013 distribution amounting to $12,509 was pending of payment at year-end.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.	Shareholders’ equity (continued)

Accumulated Other Comprehensive Losses, net of tax

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of December 31, 2013 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Unrecognized prior service cost of post-employment benefits	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2010	(98,035)	(629)	-	(98,664)
Other comprehensive losses before reclassifications	(50,307)	131	-	(50,176)
Net losses reclassified from accumulated other comprehensive losses to net income (i)	-	451	-	451
Net current-period other comprehensive (losses) income	(50,307)	582	-	(49,725)
Balances at December 31, 2011	(148,342)	(47)	-	(148,389)
Other comprehensive losses before reclassifications	(8,125)	(4,195)	(1,213)	(12,320)
Net losses reclassified from accumulated other comprehensive losses to net income (ii)	-	3,101	-	1,888
Net current-period other comprehensive (losses) income	(8,125)	(1,094)	(1,213)	(10,432)
Balances at December 31, 2012	(156,467)	(1,141)	(1,213)	(158,821)
Other comprehensive losses before reclassifications	(60,669)	537	-	(60,132)
Net losses reclassified from accumulated other comprehensive losses to net income (iii)	-	(164)	382	218
Net current-period other comprehensive (losses) income	(60,669)	373	382	(59,914)
Balances at December 31, 2013	(217,136)	(768)	(831)	(218,735)

(i)     The net losses reclassified from “Accumulated other comprehensive losses” to net income related to cash flow hedges amounting to $451 are disclosed in the consolidated statement of income within “Food and paper”.

(ii)    The net losses reclassified from “Accumulated other comprehensive losses” to net income related to cash flow hedges amounting to $3,101 are disclosed in the consolidated statement of income as follows: a $949 loss within “Food and paper”; a $3,314 loss within “Foreign currency exchange results” and a $1,162 gain within “Net interest expense”. The net gains reclassified from “Accumulated other comprehensive losses” to net income related to post-employment benefits amounting to $1,213 are disclosed in the consolidated statement of income as follows: $399 within “Payroll and employee benefits”; $88 within “General and administrative expense” and $1,350 within “Other operating expense, net”. These charges are disclosed net of a gain of $624 of “income taxes expense”.

(iii)    The net gains reclassified from “Accumulated other comprehensive losses” to net income related to cash flow hedges amounting to $164 are disclosed in the consolidated statement of income as follows: a $628 gain within “Food and paper”; a $921 loss within “Foreign currency exchange results” and a $457 gain within “Net interest expense”. The net losses reclassified from “Accumulated other comprehensive losses” to net income related to post-employment benefits amounting to $382 are disclosed in the consolidated statement of income as follows: $397 within “Payroll and employee benefits”; $82 within “General and administrative expense”; $75 within “Other operating expense, net” and a $25 in accrued payroll and other liabilities. These charges are disclosed net of a gain of $197 gain in “Income tax expense”.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.	Split-off of Axis Business

On March 14, 2011, effective as of March 16, 2011, the Company’s Board of Directors approved the split-off of certain subsidiaries of the Company that operate the distribution centers in Argentina, Chile, Colombia, Mexico and Venezuela (the “Axis Business”). The split-off was performed through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its shareholders its equity interests in the operating subsidiaries of the Axis Business totaling a net book value of $15,428 and an equity contribution that was made to the Axis holding company amounting to $29,830. This transaction did not have a material impact on the Company’s consolidated financial statements.

Presented below is supplemental information about the net assets of the Axis Business that were deconsolidated as a result of the split-off:

2011
Cash and cash equivalents	$35,425
Other receivables	33,506
Inventories	27,686
Prepaid expenses and other current assets	3,211
Property and equipment, net	10,190
Deferred income taxes	4,225
Accounts payable	(53,868)
Income taxes payable	(1,181)
Other taxes payable	(2,148)
Accrued payroll and other liabilities	(8,479)
Intercompany payable	(3,309)
Net book value	$45,258

24.	Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:
	For the fiscal year ended December 31,
	2013	2012	2011
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$53,854	$114,332	$115,529
Weighted-average number of common shares outstanding - Basic	209,754,176	209,529,412	215,420,271
Incremental shares from assumed exercise of stock options (a)	-	-	-
Incremental shares from vesting of restricted share units	344,968	248,646	126,184
Weighted-average number of common shares outstanding - Diluted	210,099,144	209,778,058	215,546,455

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.26	$0.55	$0.54
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.26	$0.55	$0.54

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.	Earnings per share (continued)

(a)       Options to purchase shares of common stock were outstanding during fiscal years 2013, 2012 and 2011. See Note 16 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

25.	Related party transactions

On March 14, 2011, effective as of March 16, 2011, the Company’s Board of Directors approved the split-off of certain subsidiaries of the Company that operate the distribution centers in Argentina, Chile, Colombia, Mexico and Venezuela (the “Axis Business”). As a result, the Axis Business is no longer consolidated, representing a related party under common control. The Company has entered into a master commercial agreement with Axis on arm’s length terms pursuant to which Axis provides the Company distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axis Distribution B.V., a holding company of the Axis Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, maturing on November 7, 2016. As of December 31, 2013, Axis Distribution B.V. had borrowed $9,000 ($7,000 at December 31, 2012) from the Company in connection with this revolving loan agreement. The related receivable is included within “Miscellaneous” in the Company’s consolidated balance sheet.

The following table summarizes the outstanding balances between the Company and the Axis Business as of December 31, 2013 and 2012:

	As of December 31,
	2013	2012

Accounts and notes receivables	$2,754	$1,999
Other receivables	16,773	73,664
Miscellaneous	9,664	7,081
Accounts payable	17,694	5,514

The following table summarizes the transactions between the Company and the Axis Business for the fiscal years ended December 31, 2013, 2012 and 2011:

	Fiscal years ended December 31,
	2013	2012	2011(i)

Food and paper (ii)	$319,456	$321,413	$320,020
Occupancy and other operating expenses	10,327	9,795	10,970

(i)	Includes nine months of operations as a result of the Split-off described in Note 23.
(ii)
Includes $48,340 of logistics service fees and $271,116 of suppliers purchases managed through Axis for fiscal year ended December 31, 2013; $41,853 and $279,560, respectively, for fiscal year ended December 31, 2012; and $26,628 and $293,392, respectively, for the fiscal year ended December 31, 2011.

In addition, as of December 31 2012 the Company maintained guarantee deposits for the benefit of certain of Axis’ suppliers in the amount of $2,292, consisting of payments made to these suppliers as collateral for the outstanding obligations of Axis to these suppliers.

As of December 31, 2013 and 2012, the Company had notes receivable totaling $4,696 and $5,123, respectively, other receivables totaling $2,404 and $2,763, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $1,155 and $2,689, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.	Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:
Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2013:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,023	$2,687	$(1,473)	$(139)	$5,098
Valuation allowance on deferred tax assets	236,563	43,563	(3,942)	(6,127)	270,057
Reported as liabilities:
Provision for contingencies	20,599	17,273	(19,833)	(3,217)	14,822
Total	$261,185	$63,523	$(25,248)	$(9,483)	$289,977
Year ended December 31, 2012:
Deducted from assets accounts:
Allowance for doubtful accounts	$6,390	$2,065	$(4,682)	$250	$4,023
Valuation allowance on deferred tax assets	223,775	-	(3,378)	16,166	236,563
Reported as liabilities:
Provision for contingencies	65,036	16,355	(57,011)	(3,781)	20,599
Total	$295,201	$18,420	$(65,071)	$12,635	$261,185
Year ended December 31, 2011:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,794	$1,931	$(52)	$(283)	$6,390
Valuation allowance on deferred tax assets	220,182	-	(20,962)	24,555	223,775
Reported as liabilities:
Provision for contingencies	64,347	53,869	(48,607)	(4,573)	65,036
Total	$289,323	$55,800	$(69,621)	$19,699	$295,201

(i)	Additions in valuation allowance in deferred tax assets are charged to income tax benefit.

Additions in provision for contingencies are explained as follows:

Fiscal year 2013 – Relate to the accrual of $17,273. See Note 17 for details.

Fiscal year 2012 – Relate to the accrual of $15,897 and to certain balance sheet reclassifications amounting to $458. See Note 17 for details.

Fiscal year 2011 - Relate to the accrual of $32,345 and to a decrease in judicial deposits for $21,524 as disclosed in Note 17.

(ii)	Deductions in valuation allowance in deferred tax assets are charged to income tax expenses.

Deductions in provision for contingencies are explained as follows:

Fiscal year 2013 – Correspond to the settlements and reclassifications amounting to $18,876 and $957, respectively, as discussed in Note 17.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.	Valuation and qualifying accounts (continued)

Fiscal year 2012 – Correspond to the decrease in the provision as a result of entering into an amnesty program for $28,428, to settlements totaling $27,420 and to reclassifications amounting to $1,163, as discussed in Note 17.

Fiscal year 2011 – Correspond to the settlements and reductions discussed in Note 17, as well as to an increase in judicial deposits for $4,914.

27.	Subsequent events

Dividends

 On January 3, 2014 the Company paid the 2013 cash dividend installment that was pending of payment at year-end disclosed in Note 22 amounting to $12,509.

On March 7, 2014, the Company announced a dividend distribution to its shareholders amounting to $50,036, with respect to its results of operations for the fiscal year 2013, which will be paid in four equal installments of $12,509 each; on April 1, 2014; July 1, 2014; October 1, 2014 and January 2, 2015.

Short-term and long-term debt

On January 6, 2014, the Company entered into a loan agreement with Itaú Unibanco S.A. amounting to $25,000. This loan matures on May 6, 2014 and accrues interest at an annual rate of 2.75%.

On January 10, 2014, the Company paid interests related to 2016 Notes amounting to $14,548.

On February 12, 2014, the Company entered into a loan agreement with Itaú Unibanco S.A. amounting to $4,000. This loan matures on March 13, 2014 and accrues interest at an annual rate of 2.25%.

Venezuelan operations

On January 23, 2014, effective on January 24, 2014, the government of Venezuela announced the creation of a new institution governing exchange rate control called the Foreign Trade Center (CENCOEX), which will gradually take over all the attributes and responsibilities of the Currency Administration Commission (CADIVI). Based on announcements made by the Venezuelan government, there would only be access to U.S. dollars at a rate of 6.30 VEF per U.S. dollar for the food and others industries deemed a priority, which as of today have not been fully defined. Imports of other products could be included in SICAD auctions depending on the related industry.

On the other hand, Exchange Agreement Nº25 issued on January 23, 2014, establishes that payments related to foreign investments and royalties, among others, will be made at the SICAD exchange rate. However, there are still uncertainties about the liquidity of the SICAD program and the Company’s access to U.S. dollars through this mechanism. The most recent transactions executed through SICAD auctions have been at an exchange rate ranging from 11.0 to 11.8 VEF per US dollar.

As a result of these announcements, the Company will reassess the exchange rate used for remeasurement purposes at the date of the 2014 first quarter financial statements based on any new available information. Should the Company conclude that the SICAD rate is the most appropriate rate the Company would record a foreign exchange loss in its income statement related to the remeasurement of the net monetary asset position held in VEF. At December 31, 2013, using the official exchange rate of VEF 6.30 per U.S. dollar, the Company’s net monetary asset position was $24.0 (including $44.2 of cash and cash equivalents).

As part of the January 2014 announcements, the Venezuelan government also issued a new regulation, establishing a maximum profit margin for companies and maximum prices for certain goods and services. At this time, it is unclear how these new regulations might affect the Company’s operations in Venezuela. The Company continues to closely monitor developments in this dynamic environment.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

27.	Subsequent events (continued)

Venezuelan operations (continued)

On February 19, 2014, the Venezuelan government issued a new decree which would allow the purchase of foreign exchange currencies, through authorized foreign exchange operators, offered by individuals and companies, the Central Bank of Venezuela and other public entities authorized by the Ministry of Finance. The purchase/sale of foreign currency through this mechanism would be regulated by “Foreign Exchange Agreements” to be issued by the Venezuelan government. At the date of issuance of these financial statements, the regulation that should establish the details of how such mechanism would work has not yet been issued.

Exchange market developments in 2014 in Argentina

During January 2014 the Argentinean local currency depreciated against the U.S. dollar by approximately 23%, from 6.52 Argentinean Pesos per U.S. dollar as of December 31, 2013 to 8.02 Argentinean Pesos per U.S. dollar as of January 31, 2014. Had the abovementioned devaluation occurred on December 31, 2013, the reported net assets would have decreased approximately by $13.5 million, impacting the “Accumulated other comprehensive losses” component of shareholders’ equity for $15.7 million and recognizing a foreign exchange gain for $2.2 million.